EXHIBIT 4.4

ROBERT LEE BUTLER

November 15, 2005

PERSONAL AND CONFIDENTIAL

Mr. Frank Dalene

Hamptons Luxury Homes, Inc.

P.O. Box 871

Bridgehampton, NY   11975

Dear Mr. Dalene:

This agreement will confirm our understanding that Robert Lee Butler has been retained as an advisor on the terms set forth by Hamptons Luxury Homes for the purpose of assisting the company in an corporate advisory capacity, as well as, capital raising endeavors, merger/acquisition efforts, preparation for becoming a public entity and including but not limited to obtaining debt financing, private equity investment or entering into a strategic partnership with interested parties.   This agreement provides that this could result in a single transaction or a combination of transactions by the company.

As compensation for the services rendered by Mr. Butler, Hamptons Luxury Homes agrees to issue to Mr. Butler shares of the Company in the amount of one million shares (1,000,000) of common stock.  These shares will be free trading in scope and payable to Mr. Butler upon the execution of this agreement.

This agreement shall commence on the date hereof and continue on an annual basis at the discretion of Hamptons Luxury Homes.

Looking forward to an exciting and productive engagement.

/s/  Robert Lee Butler________

Robert Lee Butler

Agreed and Accepted:

/s/ Frank Dalene - CFO__

Frank Dalene